FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Nomura Asset Acceptance Corporation
Exact Name of Registrant as Specified in Charter

0000888874
Registrant CIK Number

Form 8-K, November 14, 2005, Series 2005-AR6
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-126812
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)


05071554


SEC MAIL PROCESSING SECTION
RECEIVED
NOV 15 2005
WASH, D.C.
185

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 14, 2005

NOMURA ASSET ACCEPTANCE
CORPORATION

By: 
Name: John P. Graham
Title: President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*
99.2	Collateral Term Sheets	P*

* The Computational Materials and Collateral Term Sheers have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Exhibit 99.1

Nomura Asset Acceptance Corporation,
Alternative Loan Trust, Series 2005-AR6
Issuer
Nomura Asset Acceptance Corporation
Depositor
GMAC Mortgage Corporation
Servicer

The collateral information contained herein reflects the anticipated November 1, 2005 scheduled balances and is indicative only.
It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be different than shown below.

GROUP III Interest Only Loans

Documentation Type of the Mortgage Loans	%UPB	UPB	WA LTV	NZWA FICO
Full (I-A)	8.50	33,365,741.70	77.07	708
Alternate	0.49	1,910,199.97	74.89	710
Reduced with VOA (A-SI)	47.99	188,448,078.61	76.77	698
No Ratio (A-NI)	18.83	73,930,913.99	77.80	693
Stated/Stated with Vvoe	10.36	40,660,944.61	76.17	692
None (NI-NA)	13.84	54,336,512.71	71.65	697
Total:	100.00	392,652,391.59	76.21	697

Occupancy Status of the Mortgage Loans	%UPB	UPB	WA LTV	NZWA FICO
Owner-Occupied	61.29	240,648,948.64	76.40	689
Investor	30.98	121,658,744.46	76.23	712
Second Home	7.73	30,344,698.49	74.60	702
Total:	100.00	392,652,391.59	76.21	697

Proptype Type of the Mortgage Loans	%UPB	UPB	WA LTV	NZWA FICO
Single Family	51.99	204,121,729.75	75.67	695
PUD Detached	11.57	45,411,717.06	75.35	693
PUD Attached	16.87	66,244,539.08	79.05	696
Condo (<=4 Stories)	8.58	33,671,817.04	76.35	702
Condo (> 4 Stories)	1.1	4,326,899.42	79.80	719
2-Family	4.33	17,015,935.16	76.06	714
3-Family	2.14	8,385,299.84	76.04	708
4-Family	3.34	13,106,054.25	71.79	708
Townhouse	0.05	208,399.99	77.07	716
Co-op	0.04	160,000.00	80.00	698
Total:	100.00	392,652,391.59	76.21	697

Exhibit 99.2

Nomura Asset Acceptance Corporation, Alternative Loan Trust, Series 2005-AR6

Issuer

Nomura Asset Acceptance Corporation

Depositor

GMAC Mortgage Corporation

Servicer

The collateral information contained herein reflects the anticipated November 1, 2005 scheduled balances and is indicative only.
It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be different than shown below.

GROUP III

Original Interest Only Period of the Mortgage Loans	%UPB	UPB	WA LTV	NZWA FICO
0	14.49	66,511,446.63	76.31	682
24	2.65	12,147,767.69	77.63	690
36	0.13	603,600.00	80.00	667
60	20.36	93,470,823.98	77.76	695
120	62.38	286,430,199.92	75.63	698
Total:	100.00	459,163,838.22	76.22	695

Credit Scores of the Mortgage Loans	%UPB	UPB	WA LTV	NZWA FICO
Not Available	0.65	2,994,273.09	71.33	N/A
1 - 580	0.08	372,537.25	78.75	527
581 - 600	0.24	1,098,899.96	75.82	591
601 - 620	1.35	6,203,796.29	70.60	616
621 - 640	10.31	47,329,101.85	74.42	631
641 - 660	13.09	60,118,754.36	74.80	651
661 - 680	15.57	71,492,528.00	76.74	670
681 - 700	17.00	78,050,145.65	76.47	691
701 - 720	12.61	57,901,121.86	77.17	709
721 - 740	11.39	52,300,754.53	77.57	731
741 - 760	8.89	40,801,148.58	76.77	751
761 - 780	5.27	24,191,636.02	76.64	770
781 - 800	2.17	9,971,951.33	77.67	790
Greater than or equal to 801	1.38	6,337,189.45	74.78	807
Total:	100.00	459,163,838.22	76.22	695

Original Loan-to-Value Ratios of the Mortgage Loans	%UPB	UPB	WA LTV	NZWA FICO
Less than or equal to 50.00	0.76	3,478,092.19	42.39	668
50.01 - 55.00	0.69	3,166,236.26	53.07	655
55.01 - 60.00	2.34	10,730,612.54	58.70	677
60.01 - 65.00	4.83	22,170,268.42	64.37	694
65.01 - 70.00	17.17	78,823,870.62	69.75	690
70.01 - 75.00	6.86	31,500,889.04	74.30	700
75.01 - 80.00	65.30	299,829,431.57	79.85	697
80.01 - 85.00	0.42	1,935,136.44	83.95	723
85.01 - 90.00	1.38	6,316,309.55	89.88	699
90.01 - 95.00	0.19	871,991.61	93.13	708
95.01 - 100.00	0.07	340,999.98	100.00	724
Total:	100.00	459,163,838.22	76.22	695

Combined Original Loan-to-Value Ratios of the Mortgage Loans	%UPB	UPB	WA LTV	NZWA FICO
Less than or equal to 50.00	0.54	2,478,092.19	41.15	659
50.01 - 55.00	0.52	2,375,236.27	53.13	659
55.01 - 60.00	1.41	6,458,258.10	58.14	684
60.01 - 65.00	1.49	6,835,649.91	61.08	709
65.01 - 70.00	3.61	16,590,853.31	68.76	674
70.01 - 75.00	2.35	10,783,878.57	72.73	688
75.01 - 80.00	15.15	69,564,997.64	76.62	685
80.01 - 85.00	1.61	7,402,980.56	74.05	705
85.01 - 90.00	15.74	72,267,746.08	75.77	693
90.01 - 95.00	15.59	71,566,782.07	77.47	697
95.01 - 100.00	42.00	192,839,363.52	78.58	701
Total:	100.00	459,163,838.22	76.22	695

Documentation Type of the Mortgage Loans	%UPB	UPB	WA LTV	NZWA FICO
Full (I-A)	8.57	39,359,456.45	76.74	707
Alternate	0.50	2,302,419.80	75.76	708
Reduced with VOA (A-SI)	46.31	212,634,147.70	76.74	695
No Ratio (A-NI)	18.82	86,409,534.85	77.46	691
Stated/Stated with Vvoe	10.99	50,442,013.78	76.21	689
None (NI-NA)	14.81	68,016,265.64	72.76	696
Total:	100.00	459,163,838.22	76.22	695

Purpose of the Mortgage Loans	%UPB	UPB	WA LTV	NZWA FICO
Purchase	80.22	368,330,564.53	77.44	700
Cash Out Refinance	17.65	81,026,357.90	71.21	673
Rate Term Refinance	2.14	9,806,915.79	72.10	675
Total:	100.00	459,163,838.22	76.22	695

Occupancy Status of the Mortgage Loans	%UPB	UPB	WA LTV	NZWA FICO
Owner-Occupied	59.73	274,280,914.25	76.26	686
Investor	33.22	152,546,964.62	76.45	709
Second Home	7.04	32,335,959.35	74.82	701
Total:	100.00	459,163,838.22	76.22	695

Proptype Type of the Mortgage Loans	%UPB	UPB	WA LTV	NZWA FICO
Single Family	53.3	244,749,846.08	75.63	692
PUD Detached	10.68	49,021,062.42	75.79	693
PUD Attached	15.34	70,458,578.93	78.65	695
Condo (<=4 Stories)	8.15	37,399,016.55	76.60	699
Condo (> 4 Stories)	1.2	5,516,001.59	79.84	711
2-Family	5.25	24,088,851.94	76.51	708
3-Family	2.48	11,373,622.90	76.33	711
4-Family	3.36	15,407,342.20	72.93	702
Townhouse	0.09	412,138.94	78.52	672
Co-op	0.16	737,376.67	80.00	646
Total:	100.00	459,163,838.22	76.22	695